UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 May 2022

Release Number	18/22

Determination of in specie dividend in connection with the Woodside Merger

The Board of BHP Group (BHP) has determined to pay to BHP shareholders an in specie dividend in the form of Woodside Petroleum Ltd (Woodside) shares in connection with the merger of BHP’s oil and gas portfolio with Woodside (Merger).

The in specie dividend is scheduled to be paid on 1 June 2022 and will be fully franked.

BHP shareholders’ entitlement to, and the payment of, the in specie dividend is subject to completion of the Merger.

BHP will receive 914,768,948 Woodside ordinary shares as part of the Merger. Eligible BHP shareholders will receive one newly issued Woodside share for every 5.5340 BHP shares they hold at the close of business on 26 May 2022 (Record Date). Holders of BHP American depositary shares (ADSs) will be entitled to receive one Woodside ADS for every 2.7670 BHP ADS they hold at the Record Date (with each Woodside ADS representing one Woodside share), subject to payment of taxes and applicable fees and expenses.

BHP ADS holders should note that the BHP ADSs will trade with “due bills” from the opening of business in New York on 25 May 2022 until 2 June 2022. BHP ADSs trading with due bills carry the right to receive the Woodside ADSs distributed in connection with the Merger. Ex-dividend trading in the BHP ADSs will commence at the opening of business in New York on 2 June 2022.

The BHP Dividend Reinvestment Plan will not operate in respect of the in specie dividend.

Eligibility to receive Woodside shares and related sale facility

BHP shareholders will be eligible to receive the in specie dividend in the form of Woodside shares if their address on the BHP register is in one of the following jurisdictions: Australia, Canada, Chile, France, Germany, Ireland, Italy, Japan, Jersey, Luxembourg, Malaysia, Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom and United States. Certain South African BHP shareholders may also validly elect to receive Woodside shares in accordance with the instructions previously announced on 8 April 2022.

BHP shareholders with a registered address in any other jurisdiction will generally be ‘Ineligible Overseas Shareholders’ and instead have their entitlements transferred to a sale agent to be sold in a sale facility. Proceeds are expected to be remitted to them within 12 weeks of completion of the Merger.

Eligible small BHP shareholders holding 1,000 ordinary BHP shares or UK depositary interests or less may also elect to have the Woodside shares they are entitled to receive sold by the sale agent under the sale facility, with payments also expected within 12 weeks of completion of the Merger.

Rounding of entitlements

BHP shareholders will be entitled to a whole number of Woodside shares, with any entitlement to a fraction of a Woodside share being rounded down to the nearest whole share. This includes BHP UK depositary interest holders and shareholders on the BHP South African branch share register.

The arrangements governing the BHP ADS and the BHP Corporate Sponsored Nominee Facility contemplate rounding of entitlements, and the rounding of the in specie dividend will occur according to the terms and conditions of those arrangements.

Further information and key dates

Milestone	Time (all dates in 2022)	Time zone
Last day BHP shares trade on JSE cum-entitlement to Woodside shares[1]	Monday 23 May	SAST

Last day BHP shares trade on ASX and LSE, cum-entitlement to Woodside shares	Tuesday 24 May (in each time zone)	AEST, BST, SAST
First day BHP shares trade ex-dividend on JSE

First day BHP shares trade ex-dividend on ASX and LSE BHP ADS commence trading on NYSE with “due bills”[2]	Commencement of trading Wednesday 25 May (in each time zone)	AEST, BST, EDT

Sale Facility election deadlines:
BHP shareholders on the Australian principal share register	5:00pm, Tuesday 24 May	AEST
BHP DI holders in the BHP CSN Facility (return form)	1:00pm, Thursday 26 May	BST
BHP DI holders in CREST (submit and settle Transfer to Escrow instruction)	1:00 pm, Tuesday 31 May	BST

Record Date for:
BHP shareholders on the Australian principal share register	7:00pm, Thursday 26 May	AEST
BHP shareholders on the South African branch share register	5.00pm, Thursday 26 May	SAST
BHP DI holders on the UK DI register	6:00pm, Thursday 26 May	BST
BHP ADS holders	5:00pm, Thursday 26 May	EDT

South African BHP shareholder or DI holder election deadlines:
BHP shareholders on the Australian principal share register	5:00pm, Tuesday 24 May	AEST
BHP shareholders on the South African branch share register	1.00pm, Thursday, 26 May	SAST
BHP DI holders on the UK DI register	1:00pm, Tuesday 31 May	BST

Payment date:
Completion	8:00am, Wednesday 1 June	AEST
In specie dividend payment date[3]	1:30pm, Wednesday 1 June	AEST
BHP ADSs commence trading ex-dividend on the NYSE	Open of business, Thursday 2 June	EDT

[1]

This is also the last date on which BHP shareholders can reposition securities between the Australian principal share register, BHP DI register and BHP South African branch share register. The ability to reposition BHP securities between the Australian principal share register, BHP DI register and BHP South African branch share register, will recommence starting on Friday, 27 May 2022 in each applicable jurisdiction. The last date on which holders of BHP ADSs will be permitted to surrender their BHP ADSs and withdraw the BHP shares that their surrendered BHP ADSs represent is expected to be Friday 20 May 2022 (EDT). The BHP ADS depositary is expected to recommence permitting cancellations and withdrawals of BHP ADSs from 5:00pm Monday, 6 June 2022 (EDT).

[2]

This announcement provides details regarding the placement of “due bills” for trading of the BHP ADSs on the NYSE, the date on which the BHP ADS depositary is expected to recommence permitting cancellations and withdrawals of BHP ADSs and the date on which BHP ADSs will commence trading on an “ex-dividend” basis, which revises the corresponding information set out in exchange announcement published on 8 April 2022.

[3]

The NYSE has advised that the BHP ADSs will trade with “due bills” from the opening of business one day before the ADS Record Date through close of business on the completion date. Accordingly, holders of BHP ADSs who sell their BHP ADSs on or before the payment date will not be entitled to receive the in-specie dividend thereon.

Milestone	Time (all dates in 2022)	Time zone
Commencement of normal trading of:[4]
New Woodside shares on ASX	Thursday 2 June	AEST
New Woodside ADSs on NYSE	Thursday 2 June	EDT
Woodside shares (settled using Woodside DIs) on LSE	Monday 6 June	BST

Despatch of statements:
Issuer sponsored holding statements and CHESS allotment confirmation notices (sent by Woodside)	Thursday 9 June	AEST
Woodside CSN holding statements in respect of new Woodside Shares (sent by Woodside)	Thursday 16 June	BST
Despatch of dividend distribution statements for the DI register	Thursday 16 June	BST
Despatch of dividend distribution statements for the Australian principal share register	Friday 17 June	AEST

All dates and times may be subject to change without notice or consultation.

Shareholders should contact Computershare or their nominee or broker for further information regarding the dividend, their eligibility and the expected rounding treatment.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

[4]	This is the first date on which BHP shareholders can trade the Woodside shares (or interests therein) that have been distributed to them.

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

Important additional information and where to find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such securities. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. This communication should not be construed in any manner as a recommendation to any reader of this document.

In connection with the Merger, Woodside has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the Merger (including a prospectus therefor). This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

This announcement is subject to the same notes, notices, disclaimers and other matters set out under the heading “Disclaimer and important notice” in BHP’s announcement dated 8 April 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 20, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary